June 23, 2006
Mr. Daniel Gordon
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	Tricell, Inc.
Form 10-K for the year ended December 31, 2005
Filed April 18, 2006
File No. 000-50036
     Dear Mr. Gordon:
     We have received your letter dated May 31, 2006, containing comments on the above referenced documents.
     We acknowledge that the adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant and that staff comments or changes to disclosure in response to staff comments in the proposed disclosure in the above noted filings do not foreclose the Commission from taking any action with respect to the filing. We also represent that the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Following please find our responses, numbered to correspond to each of your comments. Please note that we are not providing an amended Form 10-K at this time because we would prefer to only file one such amendment once we satisfy all of the Commission’s comments.
     Please feel free to contact Mr. Kevin Woltjen or me if you have any questions or require any further information regarding these matters.
Sincerely,
/s/ NEIL PURSELL
Neil Pursell
Chief Financial Officer
Encl.

cc:	Kevin Woltjen, Woltjen Law Firm
Michael Bodwell, Whitley Penn

Form 10-K for the year ended December 31, 2005
Item 1 – Business
Discount Internet Supply Channel Limited, page 5
1.	We note that you announced in October 2004 that you acquired D-ISC for a purchase price of $250,000 in cash and $14,750,000 in shares of your company. We note that you issued 29,500,000 shares in connection with this acquisition, but have not delivered the $250,000 in cash. Furthermore, we note that you are still in the process of rescinding the acquisition and that your decision to pursue rescission stems from D-ISC’s poor revenues and high expenses. Please provide us with more details regarding this acquisition and the proposed rescission. It appears that former owners of D-ISC have not accepted your offer to rescind. In this regard, please tell us why you have not consolidated your D-ISC in your financial statements or presented the shares issued in connection with this acquisition as issued and outstanding. In your response, please tell us if a written agreement exists that transferred control of the acquired entity, D-ISC to your company.
RESPONSE: On July 12, 2004, Tricell entered into a conditional share acquisition agreement (“Agreement”) with the outstanding shareholders of Discount-Intranet Supply Channel (“D-ISC”), an online discounted shopping service for employee and affinity member benefits. In exchange for all outstanding D-ISC shares, Tricell agreed to pay D-ISC $250,000 and issue 29,500,000 shares of Tricell’s common stock to the D-ISC shareholders. The Agreement allowed for a due diligence period, with the completion date of the acquisition to take place on August 27, 2004 (“Completion Date”), pending certain conditions, representations and warranties that were to be met. Subsequent to the execution of the Agreement and prior to the Completion Date, Tricell’s management determined that D-ISC was in breach of certain performance representations and warranties under the Agreement. To fully evaluate the relevant breaches of representations and warranties, Tricell requested that their United Kingdom legal counsel on the D-ISC acquisition provide Tricell with the due diligence materials obtained. However, this United Kingdom legal counsel refused to provide these documents to Tricell and has, to date, not provided any of the documents that Tricell believes are theirs. In response to this refusal to turn over documents, Tricell discovered that its United Kingdom legal counsel in the D-ISC transaction, now former legal counsel, had substantial conflicts of interest relating specifically to the transaction and with certain D-ISC shareholders. Based on all of these facts, Tricell concluded it had been fraudulently induced into entering the Agreement with D-ISC.

     Tricell and D-ISC pursued a rescission of the Agreement but were unable to come to a formal agreement. Tricell notified D-ISC that it was discontinuing negotiations of an amicable rescission and that Tricell viewed D-ISC as trying to complete a transaction under false representations. Tricell made the business decision to inform D-ISC that it would not pursue a suit for declaratory judgment to judicially rescind the purchase agreement ab initio and would instead publicly disclose Tricell’s position that the Agreement was no longer valid. In the event D-ISC changes its position and attempts to enforce the purchase agreement, Tricell intends to vigorously and immediately pursue legal action to rescind the purchase agreement and bring fraud charges against relevant parties.
     Tricell believes the acquisition was rescinded ab initio, and does not believe it needs to do anything further to rescind the acquisition. As such, Tricell concluded that it never acquired D-ISC because the terms of closing were not satisfied prior to the Completion Date and for other reasons stated above. Therefore, Tricell concluded that consolidation of D-ISC’s financial statements was inappropriate.
     No written agreement exists that transferred control of D-ISC to Tricell.
     Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 16
2.	Please revise to include revenue recognition as a critical accounting policy. Within your disclosure discuss the effect on your statement of operations if you were required to record your revenues on a net basis rather than a gross basis.
RESPONSE: In response to your comment, the following disclosure has been added to the critical accounting policies of our forthcoming Form 10-K/A:
The Company recognized revenue in accordance with SEC Staff Accounting Bulletin (“SAB”) 104, Revenue Recognition. Revenue is recognized when title and/or risk of loss have passed to the customer, there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. Revenue is recognized under the gross method in accordance with Emerging Issues Task Force (“EITF”) 99-19, Reporting Revenue Gross as a Principle vs. Net as an Agent. As such, revenue includes the value of the product sold.

The criteria for recognition of revenue are generally met upon shipment to customers, including title transfer, and, therefore, revenue is recognized at the time of shipment. In certain countries, title is retained by the Company for collection purposes only, which does not impact the timing of revenue recognition in accordance with the provisions of SAB 104.

Results of Operations, page 18
3.	Please revise to provide a more robust explanation of the changes in revenues and expenses for all years presented in your income statement. Please discuss the components of the changes and what caused the increases or decreases. Additionally, please discuss your expectations for the future. Please refer to SEC Release No. 33-8350.
RESPONSE: Please find below a revised explanation of the changes in revenues and expenses for all years presented in our income statement to be included in our forthcoming Form 10-K/A for fiscal year ended December 31, 2005:
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The most significant factor impacting our revenues for the previous three (3) years is the amount of trading conducted by Tricell. The improvements in revenue and gross profit for the fiscal year ended December 31, 2005 were directly related to our expanded trading operations relative to operations for the fiscal year ended December 31, 2004. Further, we improved our gross profit margins in 2005 as compared to our 2004 operations due to our ongoing efforts to reduce our cost of sales and improve economies of scale.

Revenue for the year ended December 31, 2005, increased to $662,903,832, as compared to $13,898,503 for the year ended December 31, 2004. Similar to the increase in revenue, our gross profit for 2005 increased to $7,127,442 from $472,748 in 2004, and we had pre tax income of $158,583 in 2005 as compared to pre tax loss of $7,739,514 in 2004. We had net income of $67,544 for the year ended 2005, as compared to net loss of $7,524,165 for 2004. The significant increases in our revenue and gross profit are the result of the recommencement of and substantial focus upon trading operations.

Selling, general and administrative expenses for the year ended December 31, 2005 were $5,512,464, compared to $8,029,391 for the year ended December 31, 2004, which primarily decreased as a result of reductions in bad debt expense in 2005.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenue for the year ended December 31, 2004, decreased to $13,898,503, as compared to $99,850,232 for the year ended December 31, 2003. Similar to the decrease in revenue, our gross profit for 2004 decreased to $472,748 from $3,055,152 in 2003, and we had a pre-tax loss of $7,739,514 in 2004 as compared to pre tax income of $387,404 in 2003. We had a net loss of $7,524,165 for the year ended 2004, as compared to net income of $159,462 for 2003. The significant decreases in our revenue, gross profit and pre tax income were due to decreased trading as a result of the changes in market conditions that generated significant uncertainties in the VAT regime.

Selling, general and administrative expenses for the year ended December 31, 2004 were $8,029,391, compared to $3,149,486 for the year ended December 31, 2003, an increase of 155%, primarily a result of increased bad debt expense of $5,488,559 in 2004. Interest expense for the year ended December 31, 2004 was $202,183, compared to $64,934 for the year ended December 31, 2003, an increase of 211%.

4.	Please revise to provide a discussion of your results of operations for the 2004 and 2003 fiscal years.
RESPONSE: The Company has consolidated its response to comment 4 into its response to comment 3.
Liquidity and Capital Resources, page 18

5.	We note that the Liquidity and Capital Resources discussion is, in part, a recitation of your cash flow narrative form. In accordance with Item 303 of Regulation S-K, please revise to discuss those items which management specifically believes may be indicators of the company’s liquidity condition in both the short term and long term. In addition, please refer to FR-72 for further guidance and consider explaining the primary sources and uses of cash and material changes in specific items underlying the major captions reported in the financial statements.
RESPONSE: Please find below a revised Liquidity and Capital Resources sections that discusses those items which management specifically believes may be indicators of the Company’s liquidity condition in both the short term and long term. This revision will be included in our forthcoming Form 10-K/A for the fiscal year ended December 31, 2005:
As the Company’s liquidity is based on the turnover of traded goods, the Company’s short term and long term liquidity are both primarily impacted by the Company’s level of trading. In the event the Company’s revenues decrease or there is a material economic slowdown in the Company’s industry, the Company will subsequently decrease its trading levels in order to attempt to prevent potential liquidity problems. If the Company’s cash reserves are not adequate in order to satisfy the Company’s operating needs and we are unable to generate revenues, the Company will reduce its trading volume, which we believe will allow us to retain more capital. The Company may also seek financing on favorable terms and/or sell additional shares of our equity securities, if available, to secure the cash required to conduct our business. The Company intends to retain earnings in an attempt to generate future growth.

As of December 31, 2005, our cash and cash equivalents were $266,780, as compared to $6 as of December 31, 2004. The increase is primarily due to our increase in revenue for the twelve months ended December 31, 2005 as discussed above. Generally, as our trading operations increase, so do our revenues and capital resources.

Cash used in operating activities for the year ended December 31, 2005 was $1,644,859 as compared to cash provided by operating activities for the same period of 2004 of $60,766. This change is mainly attributable to an increase in receivables for the year ended 2005, compared to 2004. Cash provided by operating activities was $8,081,393 for 2003, primarily due to our receipt of a VAT receivable.

Cash provided by investing activities increased to $1,312,630 for the year ended 2005 as compared to cash used in investing activities of $527,182 for the same period in 2004. This increase is primarily the result of cash acquired in the ACE acquisition of $1,077,002. Cash used in investing activities was $4,273,059 for 2003, primarily due to loans to third parties.

There were no cash flows from financing activities for the year ended 2005 compared to cash provided by financing activities of $208,353 for 2004, primarily from borrowings from shareholders. Cash used in financing activities was $8,219,012 for 2003, primarily due to borrowings from shareholders and third parties.

We believe we have sufficient cash to satisfy our operating requirements for twelve months. We have the ability to restrict our expenditures to the extent cash is not available to purchase our goods, which will then attempt to resell.
Item 8 – Financial Statements and Supplementary Data
Consolidated Statement of Stockholders’ Equity, page F-5
6.	Please revise to present the changes in stockholders’ equity for each period for which an income statement is presented in accordance with Article 3-04 of Regulation S-X.
RESPONSE: In response to your comment, the consolidated statement of stockholders’ equity has been revised in our forthcoming Form 10-K/A to present the changes in equity for each period for which an income statement is presented.
Note 2 – Summary of Significant Accounting Policies
Accounts Receivable, page F-9
7.	Please tell us how you determined that your accounts receivable are fully collectable as it appears that you recorded approximately $5.5 million in bad debt expense during 2004. Also tell us why you have not included Schedule II – Valuation and Qualifying Accounts. See Rule 5-04 of Regulation S-X.
RESPONSE: The bad debt expense recorded during 2004 was primarily related to the note receivable of $2.6 million described in footnote 4 of the 2005 Form 10-K and VAT receivable balances related to the two subsidiaries in bankruptcy as it was determined that the amounts were uncollectible, and hence why such entities went into bankruptcy. Management determined that all receivable balances as of December 31, 2005 were fully collectible at year-end and all amounts were fully collected subsequent to year-end.
     We will include in our Form 10-K/A a Schedule II – Valuation and Qualifying Accounts.
Revenue Recognition, page F-10
8.	In your disclosure you indicate that revenue is recognized under the gross method in accordance with EITF 99-19. Please provide us with a detailed EITF 99-19 analysis on how you determined that recording revenues gross versus net is appropriate. In your response tell us how you fund the purchases of the cell phones as you appear to have minimal cash available. Also, explain to us why you have no inventory recorded. Finally, provide us with a narrative of an example of how a typical transaction occurs from start to finish. You indicate that the cell phones are being sold in underdeveloped markets. Please identify some of these customers. It appears that you may be an agent in these transactions.
RESPONSE: In response to your comment, we have attached the following analysis of EITF 99-19:
     Indicators of Gross Revenue Reporting are generically discussed below, followed by an italicized paragraph applying the indicators to Tricell’s operations.
7.	Tricell is the primary obligor in the arrangement-Whether a supplier or a company is responsible for providing the product or service desired by the customer is a strong indicator of the company’s role in the transaction. If a company is responsible for fulfillment, including the acceptability of the product(s) or service(s) ordered or purchased by the customer, that fact is a strong indicator that a company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer. Representations (written or otherwise) made by a company during marketing and the terms of the sales contract generally will provide evidence as to whether the company or the supplier is responsible for fulfilling the ordered product or service. Responsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment.

Purchase orders from customers are to Tricell, and Tricell is responsible for fulfillment. Customers are aware that Tricell when entering into such purchase orders has already secured a supply of product meeting the customer’s specifications, and that if such supplier does not fill the customer’s requirements that Tricell may have difficulties in finding another supplier to supply the same product in similar quantities. However, Tricell would be responsible to the customer in this situation and neither Tricell nor the customer would likely have any recourse to Tricell’s anticipated supplier.

8.	The company has general inventory risk (before customer order is placed or upon customer return)-Unmitigated general inventory risk is a strong indicator that a company has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross based on the amount billed to the customer. General inventory risk exists if a company takes title to a product before that product is ordered by a customer (that is, maintains the product in inventory) or will take title to the product if it is returned by the customer (that is, back-end inventory risk) and the customer has a right of return. Evaluation of this indicator should include arrangements between a company and a supplier that reduce or mitigate the company’s risk level. For example, a company’s risk may be reduced significantly or essentially eliminated if the company has the right to return unsold products to the supplier or receives inventory price protection from the supplier. A similar and equally strong indicator of gross reporting exists if a customer arrangement involves services and the company is obligated to compensate the individual service provider(s) for work performed regardless of whether the customer accepts that work.

While Tricell limits this risk by never taking title to the inventory and not placing an order without a customer order, there is risk associated with the transaction if the customer backs out of the transaction and the supplier will not take the goods back, as Tricell would be forced to take the goods and find an alternative customer. Hence they do have inventory risk, but somewhat mitigated due to customer orders. They do not have right of return to their suppliers.

9.	The company has latitude in establishing price-If a company has reasonable latitude, within economic constraints, to establish the exchange price with a customer for the product or service, that fact may indicate that the company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.

Tricell has total responsibility and full latitude for establishing the sales price with its customers.

10.	The company changes the product or performs part of the service-If a company physically changes the product (beyond its packaging) or performs part of the service ordered by a customer, that fact may indicate that the company is primarily responsible for fulfillment, including the ultimate acceptability of the product component or portion of the total services furnished by the supplier, and that it should record revenue gross based on the amount billed to the customer. This indicator is evaluated from the perspective of the product or service itself such that the selling price of that product or service is greater as a result of a company’s physical change of the product or performance of the service and is not evaluated based on other company attributes such as marketing skills, market coverage, distribution system, or reputation.

Tricell does not make changes to product shipped directly from the supplier/manufacturer.

11.	The company has discretion in supplier selection-If a company has multiple suppliers for a product or service ordered by a customer and discretion to select the supplier that will provide the product(s) or service(s) ordered by a customer, that fact may indicate that the company is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to the customer.

Tricell has full and absolute discretion in supplier selection as it generally contacts and works with various suppliers selling merchandise.

12.	The company is involved in the determination of product or service specifications-If a company must determine the nature, type, characteristics, or specifications of the product(s) or service(s) ordered by the customer, that fact may indicate that the company is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to a customer.

The customer orders specific phone types and Tricell is not involved in determination of product specifications, as the phones are largely standardized.

13.	The company has physical loss inventory risk (after customer order or during shipping)-Physical loss inventory risk exists if title to the product is transferred to a company at the shipping point (for example, the supplier’s facilities) and is transferred from that company to the customer upon delivery. Physical loss inventory risk also exists if a company takes title to the product after a customer order has been received but before the product has been transferred to a carrier for shipment. This indicator may provide some evidence, albeit less persuasive than general inventory risk, that a company should record revenue gross based on the amount billed to the customer.

While Tricell limits this risk by never taking title to the inventory and not placing an order without a customer order, there is risk associated with the transaction if the customer backs out of the transaction and the supplier will not take the goods back. If this were to occur, Tricell would be forced to take the goods and find an alternative customer. Hence Tricell does have inventory risk, but somewhat mitigated due to customer orders. Tricell does not have a right of return to its suppliers.

14.	The company has credit risk-If a company assumes credit risk for the amount billed to the customer, that fact may provide weaker evidence that the company has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross for that amount. Credit risk exists if a company is responsible for collecting the sales price from a customer but must pay the amount owed to a supplier after the supplier performs, regardless of whether the sales price is fully collected. A requirement that a company return or refund only the net amount it earned in the transaction if the transaction is cancelled or reversed is not evidence of credit risk for the gross transaction. Credit risk is not present if a company fully collects the sales price prior to the delivery of the product or service to the customer (in other words, before the company incurs an obligation to the supplier). Credit risk is mitigated, for example, if a customer pays by credit card and a company obtains authorization for the charge in advance of product shipment or service performance. Credit risk that has been substantially mitigated is not an indicator of gross reporting.

While Tricell limits this risk by typically receiving payment from the customer before paying the supplier, this risk exists if the customer backs out of the deal as the Company is still liable to the vendor for the goods. Tricell is generally able to find another customer or negotiate with the vendor to take the goods back. This risk is essentially mitigated.

Indicators of Net Revenue Reporting

15.	The supplier (not the company) is the primary obligor in the arrangement-Whether a supplier or a company is responsible for providing the product or service desired by a customer is a strong indicator of the company’s role in the transaction. If a supplier (and not the company) is responsible for fulfillment, including the acceptability of the product(s) or service(s) ordered or purchased by a customer, that fact may indicate that the company does not have risks and rewards as principal in the transaction and that it should record revenue net based on the amount retained (that is, the amount billed to the customer less the amount paid to a supplier). Representations (written or otherwise) made by a company during marketing and the terms of the sales contract generally will provide evidence as to a customer’s understanding of whether the company or the supplier is responsible for fulfilling the ordered product or service.

See Tricell’s Response to indicator #7 above.

16.	The amount the company earns is fixed-If a company earns a fixed dollar amount per customer transaction regardless of the amount billed to a customer or if it earns a stated percentage of the amount billed to a customer, that fact may indicate that the company is an agent of the supplier and should record revenue net based on the amount retained.

The amount Tricell earns is based on the price Tricell sets with each customer. There is not a fixed commission for any of Tricell’s transactions, nor does Tricell earn a stated percentage of the amount billed to a customer.

17.	The supplier (and not the company) has credit risk-If credit risk exists (that is, the sales price has not been fully collected prior to delivering the product or service) but that credit risk is assumed by a supplier, that fact may indicate that the company is an agent of the supplier and, therefore, the company should record revenue net based on the amount retained.

While Tricell limits this risk by typically receiving payment from the customer before paying the supplier, this risk exists if the customer backs out of the deal as the Company is still liable to the vendor for the goods. Tricell is generally able to find another customer or negotiate with the vendor to take the goods back. This risk is essentially mitigated.
     Two of the Company’s largest customers selling in underdeveloped markets were from Espantra and RSI International, which generated 28% and 14%, respectively, of the Company’s 2005 revenue.
     The following is a narrative of an example of how a typical transaction occurs from start to finish:

1.	Tricell’s traders source and negotiate sales orders from Customers.

2.	Tricell’s traders source product required from Customers. The suppliers are derived from Tricell’s approved database of suppliers who are located in the UK, EU and world wide.

3.	Once our traders have confirmed that they can source a customer’s desired product they then request the purchase order from the customer.

4.	Once we receive the hard copy of the customers purchase order, we then issue our sales invoice to the customer and our purchase order to our supplier.

5.	We then obtain a hard copy sales invoice from our supplier and confirmation to our purchase order terms.

6.	Once the product arrives at our designated warehouse, the product is then inspected and allocated to our customer.

7.	Tricell pays its supplier for the goods.

8.	The customer, once they have completed their product inspection, then ship the goods to their nominated warehouse.

9.	The Customer pays Tricell for the goods.
Note 3 — Acquisitions
Acquisition of Ace Telecom Limited and Subsidiary, page F-13
9.	You disclose that the purchase agreement for ACE calls for the issuance of 2,000,000 additional shares to be issued to the former directors of ACE if certain goals are met. You also disclose that if the shares are issued at the resolution of this contingency, you will record the transaction as an additional element of the cost of the acquired assets which would result in an increase to goodwill. Please provide us with more details regarding this agreement to include when the contingency will be resolved, the basis for the amount of the contingency, and whether or not the former directors of ACE are required to forfeit their rights the additional consideration if their employment with your company terminates. Additionally, please tell us what consideration you gave to EITF 95-8 when determining how you will account for the additional stock consideration, if issued.
RESPONSE: The initial Written Statement of Particulars, entered into between the Company and the four directors (“Directors”) previously of ACE Telecom Limited

(“ACE”), on July 1, 2005, stated that a grant of 500,000 shares of common stock would be payable to the Directors quarterly pro rata based on the post tax net profitability of ACE being at least 600,000 British Pounds at the end of the first full year; However, effective January 19, 2006, because of the significant contribution ACE and its Directors made to the Company as well as for incentive purposes, the Company decided to issue 500,000 shares of Tricell common stock to each of the former Ace directors, respectively, totaling 2,000,000 shares. These shares are not subject to forfeiture if the employment of the former ACE directors with Tricell terminates.
     Such contingent common stock issuance was incorrectly described in the December 31, 2005 financial statements included in Form 10-K as being contingent consideration. As described in the quarterly financials statements for the quarter ended March 31, 2006 included in Form 10-Q, such shares were properly treated as employee compensation versus contingent consideration. As such we have removed the last paragraph on page F-13 from the Form 10-K/A for the year ended December 31, 2005. Accordingly, we do not believe EITF 95-8 is applicable. We have also added the following as a subsequent event footnote in our forthcoming Form 10-K/A:
“On January 19, 2006, the board of the directors of the Company approved issuance of 500,000 shares of common stock to each of the four executives of the Company for past services. Accordingly, the Company recorded expense of $187,000 to selling, general, and administrative expense in the quarter ended March 31, 2006.”
Note 15 — Quarterly Financial Data (Unaudited), page F-21
10.	In future filings including any amendments, please include gross profit in your quarterly financial data disclosure as required by (A)(1) of Item 302 of Regulation S-K.
RESPONSE: In response to your comment, we will include gross profit in our quarterly financial disclosure data going forward and have added the following gross profit to the quarterly financial data disclosures as required by (A)(1) of Item 302 of Regulation S-K in the forthcoming Form 10-K/A:

2005	Gross Profit
First quarter	$778,188
Second quarter	$1,407,852
Third quarter	$3,027,723
Fourth quarter	$1,913,679

2005 Total	$7,127,442

2004	Gross Profit
First quarter	$78,197
Second quarter	$200,478
Third quarter	$25,044
Fourth quarter	$169,029

2004 Total	$472,748
Form 10-Q for the quarter ended March 31, 2006
Item 1 — Financial Statements
Consolidated Balance Sheets, page F-1
11.	We note that you have a VAT receivable on your books as of March 31, 2006 in the amount of $5.7 million. We also note on page 6 of your 2005 10-K that Ace and Tricell Distribution engaged in trading operations prior to the revised VAT law, and thus Customs still retains some power to reject VAT refunds from these entities. In this regard, please advise us on the collectibility of this receivable.
RESPONSE: The $5.6 million VAT receivable for the quarter ended March 31, 2006 has not yet been received by the Company. The regulations relating to VAT refunds state that the timeframe for receiving the VAT refund is thirty (30) days from the end of reasonable inquiries made by HM Revenues and Customs (“HMRC”). Within Tricell’s market sector, the average inquiry time can be up to three (3) months from the date of the return being filed. Tricell’s VAT returns were filed on April 30, 2006, and Tricell expects the repayment to occur by July 31, 2006. To date, Tricell has not received any statement from HMRC denying Tricell’s VAT refunds, and we expect to collect all of this receivable.
Note 8 — Bankruptcy Proceedings, page F-7
12.	We note that you disposed of two of your wholly owned subsidiaries on January 27, 2006 ‘by means of a creditors’ voluntary liquidation and recognized a gain of $3,621,000 from the write-off of the net liabilities of the subsidiaries. It appears that these subsidiaries were components as defined by paragraph 41 of SFAS 144. In this regard, please tell us what consideration you gave to reporting the gain from disposal in discontinued operations in your income statement.
RESPONSE: In response to your comment, we did consider the definition of an operating component, as defined below in FAS 131 paragraph 10, as referred to in FAS 144, paragraph 41:
An operating segment is a component of an enterprise:

a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.	For which discrete financial information is available.
     We do not believe the subsidiaries that went into bankruptcy meet the above definition as a result of item b. above. We had, and continue to have, several wholly owned subsidiaries that we use to disperse sales transactions, and related expenses, primarily for purposes of risk management. Our subsidiaries are primarily all focused on distributing cell phones with centralized personnel and are used to disperse transactions to manage risk, as was achieved in the subsidiaries that declared bankruptcy. Management evaluates the Company’s operations on a consolidated basis for financial results and customer activity, and hence we do not believe we have discontinued operations and have properly accounted for such bankrupt subsidiaries in the quarter ended March 31, 2006.
Form 8-K filed July 7, 2005
13.	We note that you acquired ACE Telecom Limited and its wholly owned subsidiary, ACE Telecom Trading Limited on June 30, 2005. Please tell us why you did not provide Rule 3-05 financial statements. See Rule 3-05 of Regulation S-X.
RESPONSE: The Company acknowledges that it is required to provide Rule 3-05 financial statements regarding our acquisition of Ace Telecom. We are in the process of preparing the requisite financial materials and will be filing an amended Form 8-K as soon as practicable.